[LETTERHEAD OF SHEPPARD MULLIN]

January 28, 2005

Our File No: 04SD-114157

EDGAR Transmission, Facsimile and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 0407
Washington, D.C. 20549

Attention:    Michele M. Anderson,
                     Legal Branch Chief

    Re:
    Fastclick, Inc.
    Registration Statement on Form S-1
    File No. 333-121528

Dear Ms. Anderson:

        We are responding to the comments in your letter to Kurt A. Johnson, President and Chief Executive Officer, Fastclick, Inc., dated January 19, 2005. The comments should be read in connection with the enclosed marked to show changes copy of Amendment No. 1 filed on the date hereof (the "Amendment"). We refer to Fastclick, Inc. as "Fastclick" or the "Company."

General

1.
We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

  Issuer's Response

  We acknowledge your comment and will provide you with sufficient time to review our complete disclosure prior to any distribution of preliminary prospectuses.

2.
Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us supplementally. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

  Issuer's Response

  We acknowledge your comment and will supplementally provide you with copies of our proposed artwork sufficiently in advance of circulating any preliminary prospectuses so that you may comment prior to our printing of the preliminary prospectuses.

3.
We note that you include industry research for growth estimate data and other figures cited throughout the document, such as those provided by the Forrester Research. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

  Issuer's Response

  We have provided supplementally marked copies of the Forrester Research and comScore Media Metrix publications as Tabs 1 and 2, respectively, in the notebook separately provided. The information in the Forrester Research publication that we have made reference to in the Amendment comes from page 18 of the publication. The information in the comScore Media Metrix publication that we have made reference to in the Amendment comes from page 8 of the publication. These publications were not prepared specifically for the Company in connection with this offering. The Forrester Research publication is available to the public for a fee and the comScore Media Metrix publication is available to their members.

Prospectus Summary

4.
Please delete the second and last sentences of the italicized introductory paragraph. In this regard, the second sentence is not necessary because a summary, by its nature, does not contain all the information. In addition, your disclosure explaining what "Fastclick," "we," and "us" mean is unnecessary. If you make your disclosure clear from its context, you do not need to define these terms.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page 1 of the Amendment.

5.
Please revise your summary to more clearly explain what services/products you provide. For example, are you an advertising placement service? If so, revise your summary to simply state that this is what you do. Your use of industry jargon including, but not limited to, "website publishers," "managed-market bidding system," and "reporting suite" is too vague and technical to provide meaningful disclosure regarding your business. Revise your entire document, including this section and your Business section, so that ordinary investors have a clear understanding of what you do and the goods and services that you sell. We may have further comments once you have revised the disclosure.

  Issuer's Response

  We have revised the disclosure in response to your comment. However, it is the Company's belief that owners and operators of websites are often commonly referred to as "website publishers" or "publishers." We have attempted to limit the use of the terms "publishers" and "website publishers" and, rather than eliminate their use entirely, we have defined these terms in the Summary and Business sections. Please see pages 1 and 48 of the Amendment.

6.
In this regard, do not refer to providing "solutions." The term solution is distracting to the reader who may wonder what your solutions are and what they are solving. And, more importantly, this type of vague, industry jargon does not provide investors with any meaningful idea of what your company does.

  Issuer's Response

  We have revised the disclosure throughout the Amendment in response to your comment.

7.
Please revise to decrease the length of your summary. Consider eliminating some of the detail. In order to make it more of a summary, focus only on the most material terms of the offering. In this regard, please delete or substantially reduce the information under "The Fastclick Solution," and "Our Strategy." This disclosure is too detailed for the summary and more appropriate for your business section.

  Issuer's Response

  We have revised the disclosure in the Summary section in response to your comment.

8.
Further, as part of your revisions, we remind you to ensure your summary disclosure provides a balanced picture of your operations, financial condition, and structure. For example, please disclose that your top ten advertisers accounted for 47.6% of your ad revenue for 2003 and 44.2% for the nine months ended September 30, 2004. As another example, include a statement that you cannot provide any assurance that you will benefit from the projected growth in U.S. Internet advertising discussed under "Industry Background."

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see pages 1, 2, 48 and 49 of the Amendment.

9.
Eliminate the use of the unnecessary acronym "ROI" from your summary since its meaning is unclear without the benefit of an explanation. See Securities Act Rule 421(b). In addition, please consider deleting "ROI" and other unnecessary acronyms appearing throughout the remainder of the prospectus, such as "CPM," "CPA" or "CPC."

  Issuer's Response

  We have revised the disclosure throughout the Amendment in response to your comment.

10.
Provide us with objective support for your assertion that you "have built one of the largest Internet advertising networks." Upon what standard or measure are you basing your claim?

  We advise you supplementally that we based this assertion on the number of unique Internet users who viewed websites in our network. To support this assertion, please see the comScore Media Metrix publication contained in the notebook at Tab 2 separately provided, which indicates that we reached approximately 114 million unique Internet users in December 2004. We have also revised the disclosure to clarify this assertion. Please see pages 1, 31, 48, 50, 51 and 54 of the Amendment.

Risk Factors, page 7

11.
Please delete the last two sentences of the italicized introductory paragraph. Once you describe all material risks, and tailor each one to your specific facts and circumstances, you will not need this generic boilerplate risk disclosure.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page 6 of the Amendment.

12.
Please revise each risk factor caption so that it reflects the risk that you discuss in the text. Currently, many of your risk factor captions are unduly vague, such as "Capacity constraints could impair our level of service" on page 13, and do not discuss adequately the risk that follows. Other risk factor captions merely state a fact about you, such as "Some of our advertisers may not be able to pay for our services" on page 18, or allude to a future event, such as "We will incur increased costs as a public company" on page 23. These are only examples. Revise throughout to identify briefly in your captions the risks that result from the facts or uncertainties. Potential investors should be able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to you. As a general rule, your revised captions should work only in this document. If they are readily transferable to other companies' documents, they are probably too generic. Please revise accordingly.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see pages 11, 12, 13, 18, 19, 22 and 23 of the Amendment.

13.
Please avoid the generic conclusion in the captions and discussions that if a risk occurs, your business and results of operations could be harmed. This does not represent meaningful disclosure. Instead, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

  We have revised the disclosure throughout the Risk Factors section in response to your comment.

If we offer new solutions that compete with products..., page 11

14.
In order for investors to put this risk in context, please discuss how you may compete with your customers and providers in the future.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page 10 of the Amendment.

If we do not adequately protect our intellectual property..., page 13
Third parties may sue us for intellectual property infringement..., page 13
Disputes with advertisers or website publishers..., page 17
We could lose advertisers..., page 18
We may be liable to content displayed on our network..., page 19

15.
In order for investors to understand the likelihood of these risks, please discuss the extent to which you have experienced the above risks in providing your services.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see pages 12, 16, 17 and 18 of the Amendment.

The price that some of our advertisers pay for advertising..., page 14

16.
Please disclose what you mean by "impression," "action," or "click" with respect to your billing methods.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page 13 of the Amendment.

Changes in government regulation and industry standards..., page 15

17.
This risk factor appears to contain multiple risks. Please consider discussing as a separate risk the uncertainty associated with your estimates of income taxes and other tax liabilities.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see pages 14 and 15 of the Amendment.

New technologies could block our ability to serve advertisements..., page 17

18.
To provide investors with a meaningful understanding of this risk, revise to quantify the "substantial portion" of your revenues attributable to your deployment of pop-under ads.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page 16 of the Amendment.

We do not intend to pay any cash dividends..., page 23

19.
Please revise to clarify the risk to you and your investors resulting from your intention not to pay cash dividends on your common stock.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page 22 of the Amendment.

Use of Proceeds, page 26

20.
Currently, your disclosure indicates that you intend to use the proceeds from the offering for "general corporate purposes, including working capital." To the extent possible, please revise to more specifically identify and quantify the amount of proceeds to be used for particular purposes. For example, do you intend to dedicate any portion to the planned increase in your research and development efforts or to the "significant resources" you plan to invest in your sales and marketing organization?

  Issuer's Response

  We advise you supplementally that we have not allocated the proceeds for any specific purpose and believe our existing disclosure is appropriate.

Management's Discussion and Analysis..., page 31

  Components of our Operating Costs and Other Items, page 33

21.
If material, provide quantified discussions of the expected increases in expenses mentioned throughout this section and the section entitled "Trends that Affect our Business," to the extent known. For instance, have you estimated the increase to your general and administrative expenses associated with the costs related to being a public company? Also address how you intend to pay for the anticipated increase in expenses.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page 34 of the Amendment. However, except for the $2 million estimated increase in public company expenses, we believe we cannot estimate any of the increases in other operational expenses with any degree of certainty to justify their inclusion in the Registration Statement.

Trends that Affect our Business, page 34

22.
We note your disclosure on page 34 regarding the various components affecting your revenue growth. Please discuss how you expect your revenue mix to change as you expand your business and discuss the impact that this change will have on your revenues going forward.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page 34 of the Amendment.

23.
Please discuss why you expect your gross margins to increase as it appears that paying for advertising space on a CPM-basis is more costly, particularly when your advertisers appear to be moving toward CPA and CPC-based pricing models.

  Issuer's Response

  We advise you supplementally that we anticipate that our gross profit margin will increase as advertisers continue to shift to cost-per-action and cost-per-click based pricing models. Our publishers typically prefer payment on a cost-per-thousand impressions basis, in which they are paid for the impressions they serve and do not assume performance risk. We assume the performance risk when we pay publishers on a cost-per-thousand impressions basis for campaigns that are priced to advertisers on a cost-per-action or cost-per-click basis. In order to mitigate this risk, we typically build in a higher profit margin when pricing campaigns on a cost-per-action or cost-per-click basis. We respectfully note that disclosure to this effect is included on page 34 of the Amendment.

Liquidity and Capital Resources, page 39

24.
Please expand your discussion of liquidity and capital resource to provide a clear picture of your company's ability to generate cash and meet existing and known or reasonably likely short-term and long-term cash requirements. Also provide a more detailed analysis of the factors contributing to the variability and uncertainties of cash flows. For example discuss the impact of deferred revenue, cash receipts from sales and cash payments for expenditures.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see pages 41 and 42 of the Amendment.

25.
Describe and quantify the impact of this offering on your liquidity and results of operations.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page 42 of the Amendment.

Contractual Obligations, page 41

26.
We note your table of contractual obligations, including those relating to bandwidth and content delivery. Revise to include provisions that create, increase, or accelerate obligations and the course of action you may propose in response to such action. Also include the nature and business purpose of each contractual obligation and the importance of each arrangement. Refer to Regulation S-X, Item 303 and Release No. 33-8056.

  We have revised the disclosure in response to your comment. Please see page 42 of the Amendment.

Business, page 45

  Industry Background, page 45
  The Fastclick Solution, page 47
  Our Strategy, page 49

27.
Currently, you discuss your industry, competitive strengths, and strategy prior to discussing your actual business operations. To provide readers with the appropriate context and background in assessing your strengths and strategy, move these sections so that they at least follow the discussion of your products.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see pages 1 and 48 of the Amendment. We advise you supplementally that we have not reordered the subsections of our Business section since we believe that we have addressed your comment within the existing structure. Instead, we have included additional disclosure in the front of the Business section that provides the reader with the appropriate context and background in assessing our strengths and strategy.

The Fastclick Solution, page 47

28.
Revise the first bullet point to clarify what you mean by ads using "the most effective creative content" and the basis on which you determine the websites that are the "highest performing" ones.

  Issuer's Response

  We have revised the disclosure throughout the Amendment in response to your comment.

Our Strategy, page 49

29.
Provide specific timeframes for your plans discussed throughout this section, such as enhancing your Optimization Engine and hiring additional personnel. Also disclose the specific aspects of your plans, such as how you intend to improve the functionality of your managed-market bidding system, to the extent practicable.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see pages 52 and 53 of the Amendment.

Our Advertisers, page 50

30.
Disclose the fact that one advertiser accounted for 11.2% of your revenues for the year ended December 31, 2003 and 11.6% of your revenues for the nine months ended September 30, 2003, as indicated on page F-10 of your financial statements. If the loss of such customer would have a material adverse effect on you, then revise to disclose the identity of the advertiser. See Item 101(c)(vii) of Regulation S-K.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page 53 of the Amendment. We advise you supplementally that the customer that represented 11.2% of our revenues for 2003 is no longer a customer of ours and we did not experience a material adverse effect as a result of the loss of this customer.

Technology, page 51

31.
We note your disclosure on page 51 that you intend to launch an advertising search engine. Please discuss this technology and how it will assist in providing your services. Address how your technology differs from the search engines provided by potential competitors such as Google and Yahoo!, if at all.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page 52 of the Amendment.

Competition, page 52

32.
Please revise this section to explain better the various products your competitors offer, and how their products, relationships, and distribution methods compare to yours. Are products in each market relatively interchangeable?

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page 56 of the Amendment.

33.
To the extent reasonably known, provide quantified disclosure of your market shares in each of your markets. See Item 101(c)(x) of Regulation S-K.

  Issuer's Response

  Quantified disclosure of our market shares in each of our markets is not reasonably known and, therefore, we have not modified the disclosure in response to your comment.

Intellectual Property, page 53

34.
Please discuss in further detail the technology and databases that you license from third parties and discuss the extent to which your business is reliant upon these licenses. We remind you to file the license agreements, if material, and any other material contracts as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page 57 of the Amendment. We advise you supplementally that we have not filed these license agreement because we do not consider them to be material as required by Item 601(b)(10).

Certain Relationships and Related Transactions, page 69

35.
Disclose the amounts paid to each executive officer, director and affiliate in connection with the repurchase of 1,562,944 shares of your common stock in September of 2004.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page 73 of the Amendment.

36.
Identify the executive officers and directors that are parties to the Investors' Rights Agreement. In this regard, we note your reference to executive officers and directors here, but the disclosure under "Description of Capital Stock—Registration Rights" does not name them. Also describe the specific nature of the relationships that your directors have with the purchasers of your Series A Preferred Stock.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page 73 of the Amendment.

Principal and Selling Stockholders, page 70

37.
Please disclose who has voting and investment control over the shares held by Highland Capital Partners, Oak Investment Partners, and Steamboat Ventures (and their affiliated entities if applicable).

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see pages 75 and 76 of the Amendment.

38.
Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments.

  Issuer's Response

  We advise you supplementally that we have not finalized the list of selling stockholders. We take note of your comment and we will tell you whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers following our completion of the selling stockholder list.

Underwriting, page 78

39.
State that the selling stockholders may be deemed to be underwriters or advise us why you believe such a statement is unnecessary.

  Issuer's Response

  We advise you supplementally that we have not finalized the list of selling stockholders. We take note of your comment and will either state that the selling stockholders may be deemed to be underwriters or advise you why we believe such a statement is unnecessary following our completion of the selling stockholder list.

40.
Disclose how many shares are subject to the lock-up agreement. Indicate any current intention to release the shares subject to the lock-up, and disclose what factors the underwriters will use in any determination to release those shares.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page 82 of the Amendment. Further, we advise you supplementally that Credit Suisse First Boston LLC ("CSFB") and Citigroup Global Markets Inc. ("Citigroup") have advised the Company that they do not have any pre-established conditions to waiving the terms of the lock-up agreements and that they grant waivers after evaluating the unique facts and circumstances of each individual request for such a waiver. Therefore, we respectfully submit to you that any further disclosure regarding waivers would not be appropriate.

41.
When the information is available, describe the factors considered in determining the offer price in accordance with Item 505(a) of Regulation S-K. Address whether one of the factors was the price at which the company sold the Series A Preferred Stock.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page 88 of the Amendment. We also advise you supplementally that the underwriters have advised the Company that they do not specifically intend to consider the price at which the Company sold its Series A Preferred Stock in determining the initial public offering price.

42.
Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

  Briefly describe any electronic distribution in the filing.

  Also, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

    •
    the communications used;
    •
    the availability of the preliminary prospectus;
    •
    the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

    •
    the funding of an account and payment of the purchase price.

  Alternatively, to the extent that our Division has reviewed your procedures, please confirm this and tell us if you have changed or revised your procedures subsequent to our clearance.

  Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared, on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

  Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the internet. If so, tell us when. If not, tell us if they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

  We may have further comment.

  Issuer's Response

  We advise you supplementally the underwriters have informed the Company that as of the date hereof they have not made copies of the Registration Statement available over the Internet. CSFB has informed the Company that CSFB intends to make the preliminary and final prospectus available in electronic (.PDF) format via e-mail to its customers, as well as on the Internet through a password protected portal on its proprietary website. Please note, however, that CSFB will not rely on such availability to satisfy its prospectus delivery requirements and CSFB will not engage in electronic offers, sales or distributions of shares.

  Citigroup has informed the Company that it intends to use the i-Deal Prospectus Delivery System ("i-Deal") as a complementary distribution method to deliver preliminary prospectus materials to U.S. institutional clients for this offering. Citigroup intends to use this system to complement its process for hard copy delivery of preliminary prospectus information only. Citigroup does not intend to distribute the final prospectus or confirmations through i-Deal or by any other electronic means. The final prospectus and related confirmations will be delivered in hard copy through existing processes. In addition, Citigroup may send PDFs of the prospectus only to certain potential institutional investors that have received or that will receive hard copies of the preliminary prospectus.

  Citigroup currently intends on using i-Deal solely for the distribution to U.S. institutional clients of (i) the preliminary prospectus, (ii) any preliminary prospectus distributed in connection with any required recirculation, and (iii) any supplement or sticker to a preliminary prospectus. Citigroup does not intend to use i-Deal for distribution of (i) any prospectus included in any pre-effective amendment that it not otherwise (1) subject to a recirculation or (2) distributed as a supplement/sticker to any preliminary prospectus, and (ii) any final prospectus or any supplement/sticker thereto.

  Citigroup's use of the i-Deal system in the manner described above was approved by Ms. Kristina Wyatt, Special Counsel in the Office of Chief Counsel of the Staff, in connection with the initial public offering by Great Wolf Resorts, Inc. (Registration Number 333-118148) on December 14, 2004.

  Both Thomas Weisel Partners LLC and Jefferies Broadview have advised the Company that they do not intend to place a prospectus online for viewing by any external parties or otherwise engage in an electronic distribution of the shares in connection with this offering.

  It is also possible that an electronic prospectus may be posted by any member of the underwriting syndicate. CSFB and Citigroup have advised the Company that none of the agreements CSFB and Citigroup have with the other underwriters contractually limits the ability of those underwriters to make such a posting. CSFB and Citigroup have also advised the Company that they do not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The representatives currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the Registration Statement is declared effective. Accordingly, page 89 of the "Underwriting" section includes a description of a potential electronic distribution.

  The Company has been advised by CSFB and Citigroup that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the Registration Statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, CSFB and Citigroup know only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, CSFB and Citigroup do not inquire of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the Registration Statement.

  To address your concerns, CSFB and Citigroup will include in the invitation telex to the syndicate the following: "The Securities and Exchange Commission has asked us to inform you that you may not make an online distribution of the Company's ordinary shares unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission."

  Given the responsibility of each broker/dealer to comply with all applicable Commission and NASD rules, including the recent releases and no-action letters on Internet distributions, and given the representations that will be received by CSFB and Citigroup that syndicate members will so comply, there would not appear to be a regulatory need to make CSFB or Citigroup responsible for the Internet activities of other syndicate members. Lead managers have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

  We advise you supplementally that neither the Company nor any of the underwriters have any arrangements with a third-party to host or access the preliminary prospectus on the Internet, other than (i) as described above regarding Citigroup's use of i-Deal, and (ii) in connection with plans to conduct an Internet roadshow through Net Roadshow, Inc. While Citigroup has contracted with Net Roadshow, Inc. to conduct an Internet roadshow, the purpose of such contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional customers who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) is required to, and will, be made available on the web site. Net Roadshow, Inc. conducts Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter, received from the Commission on September 8, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows. A copy of Citigroup's contract with Net Roadshow, Inc. has previously been provided to you.

43.
We note that you intend to reserve shares for sale to your directors, employees, and others. Supplementally describe the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the issuer and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. Tell us how the procedures for the directed share program differ from the procedures for the general offering to the public. Provide us with copies of all written communications with prospective purchasers about the directed share program. Alternatively, to the extent that our Division has reviewed your procedures, please confirm this and tell us if you have changed or revised your procedures subsequent to our clearance.

  Issuer's Response

  We advise you supplementally that senior executives of the Company are currently preparing a list of directors, officers, employees and business associates whom the Company would like to invite to participate in a directed share program. The underwriters have informed the Company that Citigroup will administer the directed share program. Accordingly, the Company will allocate shares to investors and Citigroup will handle the mechanics of distributing the shares.

  Representatives of the Company and the underwriters have agreed to reserve for the directed share program up to 5% of the amount of common shares to be sold in the proposed offering at the initial public offering price. The Company and the underwriters believe that this amount represents an amount which is (1) sufficient to allow the Company to make available a limited number of shares to such individuals and (2) customary in transactions of this type. Although the Company has not determined the final number of persons it would like to invite to participate in the directed share program, the Company currently expects to invite all of its officers, directors and employees, and certain of their friends and family members, and certain of its suppliers and vendors. The Company intends to distribute the directed share program materials to potential purchasers once the preliminary prospectus is printed. Citigroup's form of directed share program materials that will be provided to participants in the directed share program, and the procedures that will be followed, have previously been reviewed by Kristina S. Wyatt of the Staff.

  The directed share program materials may include a Lock-Up Agreement requiring each purchaser in the directed share program to agree that, for a period of days to be determined from the date of the prospectus, such purchaser will not, without prior written consent of Citigroup, dispose of or hedge any shares of its common stock purchased in the directed share program. Each purchaser will be required to sign the Lock-Up Agreement, and submit it to Citigroup.

  The Company and Citigroup currently are in the process of finalizing written materials to be provided to persons from whom expressions of interest in the proposed offering will be sought. The directed share program materials that the Company intends to deliver by first class mail or by Federal Express or other reputable overnight courier to potential purchasers will include:

    •
    a cover letter to potential purchasers from Citigroup, the administrative agent;

    •
    a General Information and Procedural Memorandum to potential purchasers, providing instructions and frequently asked questions and answers;

    •
    an Indication of Interest Form to be completed by potential purchasers to indicate any interest they may have in purchasing shares in the proposed initial public offering, including the number of shares they may have an interest in purchasing;

    •
    an IPO Questionnaire to be completed, signed and returned to Citigroup by the potential purchaser, which will be used to help Citigroup determine whether, under NASD rules, the potential purchaser is eligible to participate in the directed share program;

    •
    a New Account Form to be completed by the potential purchaser in order to allow Citigroup to open an account for the potential purchaser (a potential purchaser must have a Citigroup account in order to participate in the directed share program);

    •
    a Form W-9 to be completed, signed and returned to Citigroup by the potential purchaser. The Internal Revenue Service requires this form to be completed in order for the potential purchaser to provide Citigroup with the potential purchaser's taxpayer identification and certification;

    •
    any Lock-Up Agreement as described above;

    •
    a Conflict Clearance Letter, which must be completed for any participant that works for a company that conducts business with or seeks to conduct business with the Company. The Conflict Clearance Letter is completed by an officer of the employer and confirms that an individual's participation in the directed share program does not violate any policies of his employer; and

    •
    a copy of the preliminary prospectus

  We advise you supplementally that, in connection with the directed share program, no offers were made prior to the filing of the Registration Statement, offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of the Registration Statement.

  The Company and Citigroup will assure that this directed share program offer is consistent with Section 5 of the Securities Act and Rule 134 by:

    •
    Ensuring that each of the documents (other than the preliminary prospectus) delivered to the persons invited to participate in the directed share program will contain language that is permitted by Rule 134.

    •
    Requiring each directed share program participant to acknowledge, by signing the Indication of Interest form, that no offer to buy any of the shares in the proposed offering can be accepted and no part of the purchase price can be received by Citigroup until the Registration Statement covering the proposed offering has been declared effective by the Commission and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser's confirmation of his or her intention to purchase shares is given after the effective date of the Registration Statement.

    •
    Providing that a potential purchaser's submission of a completed Indication of Interest form involves no obligation or commitment of any kind, and by completing the Indication of Interest form, the person is not binding himself or herself to purchase any shares.

    •
    If the potential purchaser confirms his or her intention to purchase, the underwriter will send the purchaser a copy of the final prospectus that meets the requirements of Section 10 of the Securities Act, which will contain the price of the offering and other information not included in the preliminary prospectus, and a written confirmation of the sale with respect to the shares.

Financial Statements for the Year Ended December 31, 2003

Consolidated Statements of Operations, page F-4

44.
Disclose earnings per share data on the face of your income statement pursuant to paragraphs 36 - 38 of SFAS 128. You should also report this information within the Selected Financial Data and the Summary Financial Data.

  Issuer's Response

  We advise you supplementally that our earnings per share data will be impacted by our anticipated stock split prior to the effective date of the Registration Statement. We will include the earnings per share data for all quarters and pro forma presentations in a pre-effective amendment to the Registration Statement upon finalizing the stock split information.

45.
Please present pro forma earnings per share data for the most recent year and subsequent interim period to give effect to the number of common shares that will be issued upon the conversion of the Series A preferred stock. In addition, since your pro forma information will give effect to more than an adjustment for income taxes, you should limit this pro forma information to the most recent year and subsequent interim period. Also, please make similar revisions in your Selected Financial Data and the Summary Financial Data.

  Issuer's Response

  We advise you supplementally that we will include pro forma earnings per share in a pre-effective amendment to the Registration Statement upon finalizing the stock split information. Also, please see our response to Comment 44.

Note 1—The Company and Summary of Significant Accounting Policies, page F-7

46.
We note your brief discussion for FASB Standard 123R. Revise your disclosures to address Question 2, SAB Topic 11:M. Specifically, please include:

  •
  the date that you place to adopt the standard, if earlier;
  •
  a more detailed discussion of the methods of adoption allowed by the standard and the method expected to be utilized by the registrant; and
  •
  a statement whether it is known or estimable of the impact that adoption of the standard is expected to have on the financial statements.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see pages 47 and F-12 of the Amendment.

Note 5—Allowance for Doubtful Accounts, page F-16

47.
We note that your allowance for doubtful accounts has significantly increased. Please disclose your policy for recording an allowance for doubtful accounts and explain, as necessary, your credit risks.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page F-16 of the Amendment.

Note 6—Related Party Transactions, page F-17

48.
Clarify how much you paid to Jeff Pryor for previously accrued royalties and how much you paid for the domain name "Fastclick.com."

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page F-16 of the Amendment.

Notes 10 and 11—Stock Options and Compensation, pages F-20 to F-23

49.
In light of the $35.19 valuation established in connection with the company's repurchase of 1,562,944 shares of common stock, we do not understand the basis for your conclusion that the exercise price per share for the options issued under the 2004 Stock Incentive Plan was the fair value of the company's common stock at the date of grant. We also note in the second paragraph in footnote 12 that you disclose that the fair market value of the company's common stock was $35.19 per share in September 2004. Please revise your accounting and/or advise us in detail. Also, please tell us your anticipated offering price per share.

  Issuer's Response

  We advise you supplementally that the $35.19 per share repurchase price was the deemed fair value of the Company's common stock as of the date of the closing of the sale of our series A preferred stock on September 27, 2004. The options issued under our 2004 Stock Incentive Plan had exercise prices that were less than the $35.19 deemed fair value, thereby resulting in deferred stock compensation for the quarter ended September 30, 2004 that is being amortized over the vesting period of the options on a straight line basis. We also advise you supplementally that no anticipated offering price per share is known at this time, but we will provide you with this information once it is established.

50.
In regard to the above comment, if your common stock valuations are appropriate then this may suggest that there was a significant compensatory element in the repurchase of the shares held by your founders and employees. Refer to paragraph 37 of SFAS 123 and advise us or revise your financial statements, as necessary.

  Issuer's Response

  We advise you supplementally that the deemed fair value of our common stock as stated in the Registration Statement is appropriate. As common stock charges were determined, deferred compensation was recorded and straight line amortization was commenced as of the quarter ended September 30, 2004 as required by SFAS 123.

51.
Please provide all of the disclosures recommended for IPOs in paragraphs 179 - 182 of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see pages 43, 44 and 45 of the Amendment.

General

52.
Please note the age of financial statements requirements in Rule 3-12 of Regulation S-X.

  Issuer's Response

  We take note of your comment and anticipate providing updated financial statements in the next amendment to the Registration Statement.

53.
An updated auditor's consent must be included with any amendment to each filing.

  Issuer's Response

  We take note of your comment and will include an updated auditor's consent with any amendment that we file.

54.
Please file your exhibits as soon as possible. In particular, provide us with at least draft copies of the legality opinion and underwriting agreement with your next amendment. We will need adequate time to review and comment upon these and other exhibits.

  Issuer's Response

  We take note of your comment and will make every effort to file our exhibits as soon as possible.

        We have provided, under separate cover, courtesy copies of the Amendment to the attention of Reginald A. Norris, Staff Attorney.

Very truly yours,
/s/ C. THOMAS HOPKINS C. Thomas Hopkins for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
cc:
Kurt A. Johnson
Fred J. Krupica
Reginald A. Norris
Linda G. Michaelson
William H. Hinman Jr.